CREEKWALK ACQUISITION CORPORATION
                             215 Apolena Avenue
                        Newport Beach, California 92662

                             ---------------------

                               September 12, 2013


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Delverton Resorts International Inc.
	                                (formerly Creekwalk Acquisition Corporation)
					Amendment No. 2 to registration
					statement on Form 10
					Filed August 26, 2013
					File No. 0-54979


To the Securities and Exchange Commission:

     Delverton Resorts International Inc. (formerly Creekwalk Acquisition Corporation) (the "Company") has filed its Form 10 and amendment thereto and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,

                                DELVERTON RESORTS INTERNATIONAL INC.
                                (formerly Creekwalk Acquisition Corporation)


                                By: James M. Cassidy
                                    President